EXEMPTION 82-3295

PECOM

Buenos Aires, January 30, 2003.

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

Pecom Energía S.A.
Maipú 1
C1084ABA Buenos Aires
Argentina
Tel. (54-11) 4344-6000
www.pecom.com

Dear Sirs,

We enclose herewith press releases issued by the Company on January 29, 2003.

Sincerely yours,

Jorge de la Rua
Attorney

Daniel Casal
Attorney

dlw 2/4

PECOM

RESIGNATION OF PRESIDENT OF THE BOARD

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at:
http://www.pecom.com

Buenos Aires, January 29, 2003 – Pecom Energía S.A. (Buenos Aires: PC NYSE: PC), informs today that on January 27, 2003 the Company's Board of Directors unanimously accepted the resignation of President Francisco Roberto André Gros and it was evidenced that such resignation does not affect the regular performance of the Board and that the same was not fraudulent or submitted without due notice.

Pursuant to Section Nine of the Company's Bylaws, any vacancy in the office of President shall be filled by the Vice President. Therefore, Jorge Marques de Toledo Camargo was appointed as President of the Company.